[KPMG Logo]

                       CONSENT OF INDEPENDENT ACCOUNTANTS




We consent to the reference to our Firm under the heading "Financial Highlights" in the Prospectus and to the inclusion in Part C of the Registration Statement of our report dated February 12, 1999 covering the statement of changes in net assets for the year ended December 31, 1998 and the financial highlights for each of the years in the four year period ending December 31, 1998 of the Stein Roe Small Company Growth Fund, Variable Series; Stein Roe Growth Stock Fund, Variable Series; Stein Roe Balanced Fund, Variable Series; and Stein Roe Mortgage Securities Fund, Variable Series.

/s/KPMG LLP
Chicago, Illinois
May 31, 2000